August 11, 2005


Mr. David Stadnyk
President, Treasurer and Director
Patch International, Inc.
666 Burrard Street, Suite 1220
Vancouver, British Columbia V6C 2X8


	Re:	Patch International, Inc.
		10-KSB for the fiscal year ended May 31, 2004
		Filed October 18, 2004
		Response letter dated July 26, 2005
      File No. 000-28627


Dear Mr. Stadnyk:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

10-KSB for the fiscal year ended May 31, 2004

General

1. We will be evaluating the applicability of the Investment
Company
Act of 1940 to your business. If we find that you are not an investment company, we will resume processing of your July 26, 2005 response material; and request that you complete your response to comments 1, 2 and 4, included in our letter dated July 12, 2005.

2. Please electronically file all response material that you provide during this review, including your response letter dated July 26, 2005, as correspondence on the non-public section of EDGAR, as required by Subparts 232.100 and 232.101 of Regulation S-T.

3. The Division of Investment Management has asked us to inform you that, based on the information included in your consolidated financial statements as of the period ended May 31, 2004, you may be an investment company as defined in Section 3(a)(1) of the Investment
Company Act of 1940 ("Investment Company Act").

Section 3(a)(1) of the Investment Company Act defines "investment company" as any issuer that, among other things:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities...,or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) of the Investment Company Act provides that the term
"investment securities" includes "all securities except (A)
Government securities, (B) securities issued by employees` securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which

(i) are not investment companies, and

(ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)" of the
Investment Company Act.

Based on the financial statements included in your Form 10-KSB for the fiscal year ended May 31, 2004, it appears that you own investment securities in excess of 40% of your total assets, and that you may be "engaged primarily...in the business of investing, reinvesting, or trading in securities."

Please provide your written legal and factual analysis of the Company`s status under the Investment Company Act. Include in your analysis an overview of Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act discussed above to provide context to your discussion of the Company`s investment company status. In addition, if you believe that you are able to rely on one of the exclusions from the definition of investment company set forth in the Investment
Company Act, please provide a written legal and factual analysis in support of that claim.

Section 3(c)(9) under the Investment Company Act provides an exclusion from the definition of investment company for "[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests."

Please send your response to the attention of Tara Royal of the Division of Investment Management`s Office of Chief Counsel at the following address:

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Tara Royal at (202) 551-6839 with questions related to your status as an investment company. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. David Stadnyk
Patch International, Inc.
August 11, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010